Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2004		2005		2006		2007		2008
Fixed charges:
Interest expense, other	$35,465		$38,625		$36,105		$36,411		$54,430
Capitalized interest	2,795		2,328		3,651		2,463		1,543
Rent expense (interest factor)	18,610		22,403		27,927		28,613		28,420

Total fixed charges	56,870		63,356		67,683		67,487		84,393

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	107,825		134,575		125,314		161,819		(764,975)
Add: Fixed charges	56,870		63,356		67,683		67,487		84,393
Less: Capitalized interest	(2,795)		(2,328)		(3,651)		(2,463)		(1,543)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$161,900		$195,603		$189,346		$226,843		$(682,125)

Ratio of earnings to fixed charges	2.8	x	3.1	x	2.8	x	3.4	x	$(766,518)